FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: ..................................	926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F X .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ___    No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward Looking Statements

     The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the Brisas Project 2005 feasibility study (as updated) significantly differ or change as a result of actual results in the Company’s expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” in our Annual Information Form.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report to shareholders or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

Exhibits

The following are filed as exhibits to this Form 6-K:

Exhibit
Number	Description

99.1	June 30, 2008 Interim Consolidated Financial Statements
99.2	June 30, 2008 Management’s Discussion and Analysis
99.3	Chief Executive Officer’s Certification of Interim Filings
99.4	Chief Financial Officer’s Certification of Interim Filings

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
August 12, 2008

EXHIBIT 99.1

June 30, 2008 Interim Consolidated Financial Statements

GOLD RESERVE INC.

June 30, 2008 Interim Consolidated Financial Statements

U.S. Dollars (unaudited)

CONSOLIDATED BALANCE SHEETS

June 30, 2008 (unaudited)
	June 30,	December 31,
U.S. Dollars	2008	2007

ASSETS
Current Assets:
Cash and cash equivalents (Note 3)	$ 73,874,232	$ 94,680,576
Marketable securities (Note 4)	2,397,363	4,987,511
Deposits, advances and other	1,734,104	652,572

Total current assets	78,005,699	100,320,659
Property, plant and equipment, net (Note 5)	161,321,937	128,624,670
Restricted cash (Note 11)	40,330,947	52,080,603
Other	1,699,484	872,971

Total assets	$ 281,358,067	$ 281,898,903

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 11)	$ 10,460,445	$ 7,719,316
Accrued interest	237,188	237,188

Total current liabilities	10,697,633	7,956,504

Convertible notes (Note 9)	70,863,515	70,306,054
Minority interest in consolidated subsidiaries	2,332,255	2,315,536

Total liabilities	83,893,403	80,578,094

Measurement Uncertainty (Note 1)
Commitments (Note 11)

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued	–	–
Common shares and equity units, without par value (Note 10)	247,259,097	244,295,503
Equity component of convertible notes (Note 9)	28,784,710	28,784,710
Less common shares held by affiliates	(636,267)	(636,267)
Stock options	8,628,269	7,662,237
Accumulated deficit	(88,014,512)	(81,371,254)
Accumulated other comprehensive income	1,554,058	2,696,571
KSOP debt	(110,691)	(110,691)

Total shareholders' equity	197,464,664	201,320,809

Total liabilities and shareholders' equity	$ 281,358,067	$ 281,898,903

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board of Directors:
s/ Chris D. Mikkelsen	s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2008 and 2007 (unaudited)

	Three Months Ended		Six Months Ended

U.S. Dollars	2008	2007	2008	2007

OTHER INCOME
Interest	$ 621,813	$ 1,168,612	$ 1,818,419	$ 1,376,188
Foreign currency gain	146,601	1,268,214	444,184	1,400,710
Gain (loss) on sale of marketable securities	–	725,505	(243,053)	1,191,053

	768,414	3,162,331	2,019,550	3,967,951

EXPENSES
General and administrative	2,302,758	2,511,445	4,452,180	4,664,768
Technical services	1,830,286	1,481,178	3,060,101	2,824,695
Corporate communications	461,416	274,893	699,399	391,892
Legal and accounting	138,171	142,879	429,632	196,355
Minority interest in net income
of consolidated subsidiaries	6,649	3,990	16,720	13,970

	4,739,280	4,414,385	8,658,032	8,091,680

Net loss before tax	$ (3,970,866)	$ (1,252,054)	$ (6,638,482)	$ (4,123,729)
Income tax expense	(1,529)	(2,546)	(4,776)	(5,840)

Net loss for the period	$ (3,972,395)	$(1,254,600)	$ (6,643,258)	$(4,129,569)

Net loss per share, basic and diluted	$ (0.07)	$ (0.03)	$ (0.12)	$ (0.09)

Weighted average common
shares outstanding	56,058,821	47,491,536	55,771,163	44,257,841

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2008 and 2007 (unaudited)

U.S. Dollars

Deficit, December 31, 2007				$ (81,371,254)
Net loss for the period				(6,643,258)

Deficit, June 30, 2008				$ (88,014,512)

Deficit, December 31, 2006				$ (68,959,761)
Net loss for the period				(4,129,569)

Deficit, June 30, 2007				$ (73,089,330)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Three and Six Months Ended June 30, 2008 and 2007 (unaudited)
	Three Months Ended		Six Months Ended
U.S. Dollars	2008	2007	2008	2007

Net loss for the period	$ (3,972,395)	$ (1,254,600)	$ (6,643,258)	$ (4,129,569)
Other comprehensive loss, net of tax:
Unrealized holding gain (loss) arising
during period	(589,825)	1,293,599	(1,385,566)	1,400,535
Adjustment for realized losses (gains)
included in net loss	–	(725,505)	243,053	(1,191,053)

Other comprehensive income (loss)	(589,825)	568,094	(1,142,513)	209,482

Total comprehensive loss	$ (4,562,220)	$ (686,506)	$ (7,785,771)	$ (3,920,087)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Six Months Ended June 30, 2008 and 2007 (unaudited)

	Three Months Ended		Six Months Ended

U.S. Dollars	2008	2007	2008	2007

Cash Flows from Operating Activities:

Net loss for the period	$ (3,972,395)	$ (1,254,600)	$ (6,643,258)	$ (4,129,569)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock option compensation	527,082	517,078	1,157,937	1,318,871
Depreciation	55,258	41,895	113,565	86,924
Foreign currency gain	(213,947)	–	(610,219)	–
Minority interest in net income of
consolidated subsidiaries	6,648	3,990	16,719	13,970
Net loss (gain) on sale of marketable securities	–	(725,505)	243,053	(1,191,053)
Shares issued for compensation	2,228,501	202,005	2,462,484	357,536
Changes in non-cash working capital:
Net increase in other current assets	(954,852)	(38,683)	(1,081,532)	(193,176)
Net increase (decrease) in accounts
payable and accrued expenses	383,763	763,186	(5,277,877)	102,713

Net cash used by operating activities	(1,939,942)	(490,634)	(9,619,128)	(3,633,784)

Cash Flows from Investing Activities:

Proceeds from the sale/maturity of marketable securities	1,000,000	1,725,505	2,716,821	2,691,053
Purchase of marketable securities	(1,000,000)	(1,028,439)	(1,512,239)	(1,556,455)
Purchase of property, plant and equipment	(15,389,918)	(11,741,288)	(21,388,115)	(14,346,639)
Decrease in restricted cash	10,582,338	–	11,749,656	–
Capitalized interest paid on convertible notes	(2,846,250)	–	(2,846,250)	–
Other	(197,050)	(87,461)	(216,294)	(188,517)

Net cash used by investing activities	(7,850,880)	(11,131,683)	(11,496,421)	(13,400,558)

Cash Flows from Financing Activities:

Net proceeds from the issuance of common shares	–	74,250,410	309,205	74,323,237
Net proceeds from the issuance of convertible notes	–	98,430,067	–	98,430,067

Net cash provided by financing activities	–	172,680,477	309,205	172,753,304

Change in Cash and Cash Equivalents:

Net (decrease) increase in cash and cash equivalents	(9,790,822)	161,058,160	(20,806,344)	155,718,962
Cash and cash equivalents - beginning of period	83,665,054	20,035,490	94,680,576	25,374,688

Cash and cash equivalents - end of period	$ 73,874,232	$ 181,093,650	$ 73,874,232	$ 181,093,650

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2008 and 2007 (unaudited)

Expressed in U.S. Dollars

1. Basis of Presentation and Measurement Uncertainty

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

     In our opinion, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the “Company, we, us, or our”) as of June 30, 2008, and the results of operations and the cash flows for the three and six months ended June 30, 2008 and 2007. The results of operations for the six months ended June 30, 2008 and 2007 are not necessarily indicative of the results to be expected for the full year.

     Except as noted in Note 2 below, these financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual audited financial statements, and should be read in conjunction with the consolidated financial statements, including notes thereto, included in the 2007 annual report.

     At June 30, 2008, the valuation and future recovery of nearly all of our non-cash assets are subject to uncertainties and future events related to our primary mining asset, the Brisas Project, located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labor and economic developments, unrest, currency and exchange controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement. Management’s capitalization of exploration and development costs of the Brisas project and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s procurement of all necessary regulatory permits and approvals.

     In May 2008, the Company received formal notification from the Venezuelan Ministry of Environment that it was revoking the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Company’s Brisas project. As a consequence of the revocation, we have temporarily suspended the detailed engineering by SNC Lavalin and terminated further capital expenditures, not previously committed, with respect to Brisas.

     As a result of the delays in the development of Brisas and the uncertainty of the future time schedule, management is evaluating the sale of all or a portion of the equipment that is being manufactured for Brisas. Management has identified a number of options which would reduce the Company’s financial risk going forward including the implementation of a cost reduction and containment program to slow down and reduce operational expenditures. The Company has not concluded on a specific course of action for Brisas. Any decision in this regard will be influenced by the Company’s intent to maintain a strong financial position while maintaining maximum flexibility to proceed with the development of Brisas should the situation in Venezuela be resolved.

     As the Company still retains its concession rights, possesses an operating plan and an Environmental and Social Impact Study both approved by the relevant Ministry, and is in receipt of accreditation letters of technical compliance for all of the properties that comprise Brisas from MIBAM, the Company has no current plans to adjust the carrying value of capitalized costs associated with the development of Brisas. It is unclear how future actions by the Government will effect operations or impair the carrying value of the capitalized costs associated with Brisas. The Company is working with various government officials to resolve this matter and the ultimate resolution, if unfavorable, could result in a material impairment in carrying value of the amounts recorded as property, plant and equipment, which totaled $161.3 million at June 30, 2008.

     Certain reclassifications of the 2007 consolidated financial statement balances have been made to conform to the 2008 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

2. Adoption of New Accounting Policies

     CICA Section 1535. Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose information that enables the users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The Company adopted this section effective January 1, 2008. Disclosures required by this standard are included in Note 12.

     CICA Section 3862, Financial Instruments – Disclosures. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The Company adopted this section effective January 1, 2008. Disclosures required by this standard are included in Note 6.

Selected Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2008 and 2007 (unaudited)

Expressed in U.S. Dollars

2. Adoption of New Accounting Policies (continued)

     CICA Section 3863, Financial Instruments – Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives. The purpose of this section is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. The Company adopted this section effective January 1, 2008.

     CICA Section 1400, General Standards of Financial Statement Presentation. This Section was modified in June 2007, to require that management make an assessment of the Company’s ability to continue as a going concern. The Company’s adoption of the modifications of this section on January 1, 2008 had no effect on the reported financial results.

3. Cash and Cash Equivalents
	June 30,	December 31,
	2008	2007

Bank deposits	$ 67,839,825	$ 89,682,777
Money market funds	6,034,407	4,997,799

Total	$ 73,874,232	$ 94,680,576

4. Marketable Securities
Quoted
	Cost	Market Value

June 30, 2008

Available-for-sale securities	$ 843,305	$ 2,397,363

December 31, 2007

Available-for-sale securities	$ 2,290,940	$ 4,987,511

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized.

5. Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net

2008

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	90,423,242		90,423,242
Equipment and other	61,565,053	(1,918,693)	59,646,360

	$ 163,240,630	$ (1,918,693)	$ 161,321,937

2007

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	77,225,929		77,225,929
Equipment and other	42,037,906	(1,891,500)	40,146,406

	$ 130,516,170	$ (1,891,500)	$ 128,624,670

6. Financial Instruments

The fair values as at June 30, 2008 and December 31, 2007 along with the carrying amounts shown on the consolidated balance sheets for each classification of financial instrument are as follows:

	____________June 30, 2008			___________December 31, 2007
	Carrying	Fair		Carrying	Fair
	Amount	Value	Classification	Amount	Value	Classification

Cash and cash equivalents	$ 73,874,232	$ 73,874,232	available for sale	$ 94,680,576	$ 94,680,576	available for sale
Restricted cash	40,330,947	40,330,947	available for sale	52,080,603	52,080,603	available for sale
Marketable securities	2,397,363	2,397,363	available for sale	4,987,511	4,987,511	available for sale
Deposits, advances and other	1,734,104	1,734,104	advances/other	652,572	652,572	advances/other
Accounts payable/accrued exp.	10,460,445	10,460,445	other liabilities	7,719,316	7,719,316	other liabilities
Accrued interest	237,188	237,188	other liabilities	237,188	237,188	other liabilities
Convertible notes	70,863,515	59,315,850	other liabilities	70,306,054	78,684,000	other liabilities

     The carrying amounts for short term deposits, advances, accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments, but involve uncertainties and therefore cannot be determined with precision. Fair value estimates for marketable securities are made at the balance sheet date by reference to published price quotations in active markets. At June 30, 2008, the fair value of the convertible notes was estimated using an indicative valuation based on recent market information. At December 31, 2007, the fair value of the debt component of the convertible notes was estimated based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

The company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents and restricted cash balances. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.

b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances through equity and debt offerings to meet its current and foreseeable obligations.

c)	The Company is subject to currency risk due to its operations in Venezuela and its equipment purchase commitments denominated in foreign currency. The Company’s cash, valued added tax and other monetary assets and liabilities that are held in Venezuelan currency are subject to fluctuations against the US dollar which may have an impact on the statement of operations. The Company limits the amount of currency held in non- U.S dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.

d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Current financial assets and liabilities are generally not exposed to this risk because of their immediate or short-term maturity. The interest rate on the Company’s convertible notes is fixed and therefore the interest payments are not subject to changes in market rates of interest.

7. Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2008 and 2007

	Three Months Ended		Six Months Ended
	2008	2007	2008	2007

US/Canada	$ 2,887,978	$ 137,365	$ 5,063,583	$ 1,977,201
Venezuela	1,084,417	1,117,235	1,579,675	2,152,368

Consolidated	$ 3,972,395	$ 1,254,600	$ 6,643,258	$ 4,129,569

Selected Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2008 and 2007 (unaudited)

Expressed in U.S. Dollars 8. Equity Incentive Plans

     The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006) and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008). Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares, from time to time. The grants will be for terms up to ten years with the vesting period of grants ranging from immediate to up to 3 years.

     Insiders of the Company and its subsidiaries are not eligible to participate in the Venezuelan Plan. Subsequent to shareholder approval in June 2008, 1,056,947 options previously granted to Venezuelan employees and consultants under the 1997 Equity Incentive Plan were transferred to the Venezuelan Plan. The 1997 Equity Incentive Plan remains available for insiders (officers, directors), employees and consultants of the Company.

     At June 30, 2008, subject to regulatory approvals, 2,522,220 grants were available under the 1997 Plan and 4,626,332 grants were available under the Venezuelan Plan for a total of 7,148,552 grants available under both plans. Combined share option transactions under both plans for the six months ended June 30, 2008 and 2007 are as follows:

	2008		2007

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of period	4,445,139	$ 4.14	2,662,716	$ 3.36
Options exercised	(162,133)	1.91	(168,577)	1.83
Options canceled	(65,000)	4.69	(33,334)	1.78
Options granted	–		20,000	5.45

Options outstanding at end of period	4,218,006	4.22	2,480,805	3.50

Options exercisable at end of period	3,201,896	$ 4.07	1,600,310	$ 2.98

	Price		Price
	Range		Range

Exercise price at end of period	$0.72 - $ 5.36		$ 0.69 - $ 5.45
Exercise price for exercisable shares	$0.72 - $ 5.36		$ 0.69 - $ 5.36

     We recorded compensation expense of $1,157,937 and $1,318,871 respectively for stock options vested during the six months ended June 30, 2008 and 2007. No new options were granted in 2008.

9. Convertible Notes

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and are due on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) . Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture, to deliver common shares, cash or a combination of common shares and cash for the notes surrendered.

     At any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

     The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares. In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture. The Company may elect to satisfy its obligation to repurchase the notes in whole or in part by delivering Common Shares.

Selected Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2008 and 2007 (unaudited)

Expressed in U.S. Dollars

9. Convertible Notes (continued)

     Accounting standards require the Company to allocate the proceeds from the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. Interest and accretion expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. During the six months ended June 30, 2008, the Company capitalized $3.4 million in interest and accretion expense.

10. Common Shares

     During the six months ended June 30, 2008, the Company issued 162,133 shares for $309,205 upon exercise of stock options. Additionally, the Company issued 524,625 restricted shares which had been granted (but not issued) in prior years. Compensation expense for restricted shares, which is based on the fair market value of the shares on the grant date and recognized over the vesting period, amounted to $1.3 million for the six months ended June 30, 2008.

     In May 2007, the Company closed a public offering of 13,762,300 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately $74 million. In addition, during the six months ended June 30, 2007, the Company issued 168,577 shares for $308,106 upon exercise of stock options, and 70,750 shares valued at $357,536 were issued as compensation.

11. Commitments

     In mid 2007 we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, semi autogenous grinding (SAG) and ball mills and other related processing equipment totaling approximately $64 million, mill motors totaling approximately $36 million, construction equipment totaling approximately $12 million and various other equipment totaling approximately $13 million. As of June 30, 2008 the Company has made payments on these orders of $ 50.3 million. An additional $7.5 million of these orders was included in accounts payable and accrued expenses at June 30, 2008 and was subsequently paid in July and August of 2008. In connection with a portion of these commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank in the amount of $57.7 million, providing security on the performance of obligations. As of June 30, 2008 the Company has restricted cash of $40.3 million as required by this letter of credit.

12. Capital Management

     The capital structure of the Company consists of common shares and equity units, convertible notes, stock options, accumulated deficit, accumulated other comprehensive income and KSOP debt.

The Company’s objectives when managing its capital are to:

a)	maintain sufficient liquidity in order to meet financial obligations including the costs of developing mining projects and servicing debt;

b)	safeguard the Company’s assets and its ability to continue as a going concern and

c)	maintain a capital structure that provides the flexibility to access additional sources of capital with minimal dilution to existing shareholders.

     The company manages its capital consistent with the objectives stated above and makes adjustments to its capital structure based on economic conditions and the risk characteristics of the underlying assets. The Company is in compliance with the covenants of its convertible notes. There were no changes to the Company’s capital management during the six months ended June 30, 2008.

EXHIBIT 99.2

June 30, 2008 Management’s Discussion and Analysis

GOLD RESERVE INC.

June 30, 2008

Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

Unless stated otherwise all references to “US$”, “$” or “dollars” in this Management’s Discussion and Analysis are references to United States dollars and references to “Cdn$” are to Canadian dollars.

Operations Overview

GENERAL

     As a result of the delays we are experiencing in Venezuela and the uncertainty related to the development of Brisas, management is actively evaluating additional opportunities available within the industry outside of Venezuela. Our personnel have assessed a number of prospects but the Company has not made any decision regarding future involvement.

BRISAS PROJECT

     Our Brisas gold and copper project (“Brisas”), is located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. Brisas is primarily comprised of a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report described below. Brisas also includes a number of other concessions, Corporacion Venezolana de Guayana ("CVG") work contracts, easements and pending applications for land use authorizations relating to as much as 11,000 hectares of land parcels adjacent to or near the existing alluvial and hardrock concessions.

     In May 2008, the Company received notification from the Venezuelan Ministry of Environment (“MinAmb”) of its decision to revoke the 2007 Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Company’s Brisas gold and copper project. (the “Authorization to Affect”). The notice referenced, among other things, the existence of environmental degradation and affectation on the Brisas property, the presence of a large number of miners on the Brisas property and Presidential Decree No. 4633 dated June 26, 2006, which declared an emergency in certain areas of the state of Bolivar including within the Imataca Forest Reserve as the primary reasons for their decision.

     The notification does not 1) cite any specific criticism of the Brisas Project, 2) indicate that there is any opposition to mining in the Imataca, 3) revoke the previously approved ESIA or, 4) preclude future issuance of Authorizations to Affect.

     Venezuelan legal counsel has advised Management that the revocation of the Authorization to Affect is groundless and legally unsupported. 1) Minor environmental disturbances on the property resulting from mining activities prior to the Company acquiring the property in 1992 have already been addressed by the Company and are clearly documented in our operating plan, which the Ministry of Basic Industries and Mines (“MIBAM”) previously approved, and are subject to future reclamation, as outlined in our Environmental and Social Impact Study (“ESIA”), previously approved by MinAmb prior to the issuance of the Authorization to Affect. 2) There are no small or illegal miners on the Brisas property, and 3) Presidential Decree No. 4633 was issued June 26, 2006. On March 27, 2007 MinAmb issued the Authorization to Affect to the Company. Presidential Decree No. 4633 expired on June 26, 2007. Since the issuance of Presidential Decree No. 4633, Brisas has received a number of other exploration permits from MinAmb in addition to the Authorization to Affect. The Km88 area in which Brisas is located was approved for mining prior to the Company acquiring Brisas and that approval was reaffirmed in 2004 by Presidential Decree No. 3110.

     Further, the 2007 Authorization to Affect was granted to our Venezuelan subsidiary by MinAmb, a competent authority, following the corresponding legal procedure, and in accordance with applicable laws and regulations. At the time the Authorization to Affect was issued, there was no legal norm prohibiting MinAmb from authorizing performance of mining activities in the area of the Brisas Project.

     In May 2008, the Company filed an appeal with the Minster of MinAmb which outlined the factual flaws referenced in the revocation and requested that the Minister reinstate the Company’s Permit to Affect. The MinAmb has ninety working days to respond to our appeal.

     We believe the revocation by MinAmb not only conflicts with the rights granted to the Company’s Venezuelan subsidiary under the previously issued Authorization to Affect, it conflicts with what we believe to be the Government’s desire to diminish and contain the irrational and environmentally damaging mining activities of the small and/or illegal miners in nearby areas as well as the interests of the 21 local communities who have publically expressed their full support of the Brisas Project, which adheres to the technical, social and environmental standards of the Equator Principles.

     Support for mining in the Km88 area is clearly evidenced by, among other things, the approval of the Brisas operating plan in 2003 by the Ministry of Energy and Mines (the predecessor to the current MIBAM) Presidential Decree No. 3110 issued in 2004 to regulate the Imataca Forest Reserve, approval by MinAmb in early 2007 of the Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (the “ESIA”), issuance of the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”) by MinAmb in March 2007, receipt of accreditation letters of technical compliance for all of the properties that comprise Brisas from MIBAM in the third quarter of 2007 and issuance, since 2004, of a number of authorizations and other acts by MinAmb and MIBAM relating to mining exploration or exploitation in the Imataca to the Company and others.

     Since we received the revocation notice in May 2008 we have had several meetings with members of MinAmb, MIBAM and other Government officials. None of these officials have represented that the Government intends to create a mining moratorium in the Imataca Forest Reserve.

     MinAmb officals have indicated that their primary concerns relate to enhancing the social projects and programs planned for the area, reducing the environmental impact during operations, improving the mitigation plans from the effect of the current mine plans, and improving the mine closure remediation plans at the end of the mine life including remediation of the past environmental damage caused by the artisan miners who had worked in the vicinity of both the Brisas and neighboring Las Cristinas project area. MinAmb officials also indicated that if these issues could be resolved in an acceptable manner this would enable the issuance of the full Permit to Affect. MinAmb representatives requested a proposal from the Company which will be reviewed with the participation of other appropriate entities of the government. The Company has prepared a proposal and is awaiting a meeting with MinAmb.

     In our meetings with MIBAM officials they have indicated that they support the combined development of the Brisas and Las Cristinas projects, requested our assistance in facilitating the combined development and expressed the Government’s desire to have an interest in the resulting combined project.

     During 2008, as in the past, at the request of MinAmb and MIBAM, we have made a number of proposals to assist the Government in the resolution of their concerns. Although the Company has recently participated in a number of meetings with MinAmb and MIBAM officials, we have not had definitive discussions regarding a resolution of their concerns and interests related to the projects. However, we continue to believe that the Brisas Project could be a participant in crafting the solution to the issues identified by MinAmb and MIBAM. As of the date of this report, the Company has not been able to confirm how the Government wishes to proceed regarding the development of Brisas either on a stand-alone or combined basis.

     As a result of the delays in the development of Brisas and the uncertainty of the future time schedule, management is evaluating the sale of all or a portion of the equipment that is being manufactured for Brisas. Management has identified a number of options which would reduce the Company’s financial risk going forward including the implementation of a cost reduction and containment program to slow down and reduce operational expenditures. The Company has not concluded on a specific course of action for Brisas. Any decision in this regard will be influenced by the Company’s intent to maintain a strong financial position while maintaining maximum flexibility to proceed with the development of Brisas should the situation in Venezuela be resolved. We remain committed to build the largest gold and copper projects in Venezuela and directly create over 1,000 jobs.

     We are prepared to protect our rights to Brisas through the Venezuelan legal system and other avenues, if necessary. In addition to the appeal filed with the Minister of MinAmb, we are working with Venezuelan counsel to prepare further legal responses to the revocation notice which may include administrative and court actions as well as other measures deemed necessary.

Brisas Report

     In March 2008, the Company updated and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below.

     The 2008 NI 43-101 Report utilizes $600 per ounce gold and $2.25 per pound copper for the base-case economic model and at such prices, cash operating costs (net of copper byproduct credits) are estimated at $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $268 per ounce of gold.

     The current operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at maximum production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) is estimated at 2.24:1 The estimated initial capital cost to construct and place Brisas into production totals $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

MINERAL RESOURCE AND RESERVE ESTIMATE

     In March 2008 Pincock, Allen & Holt assisted the Company in the calculation of an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E., Richard Addison, P.E. and Bart Stone, C.P.G. of Pincock, Allen & Holt.

     Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

     This quarterly report uses the terms “measured,” “indicated” and “inferred” resource. We advise U.S. investors that while these terms are recognized and required by Canadian Securities Regulators, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

     NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and not the SEC’s Industry Guide 7. These standards differ significantly from the requirements of the SEC (including under its Industry Guide 7), and reserve and resource information contained in this report may not be comparable to similar information disclosed by U.S. companies.

MINERAL RESOURCE ESTIMATE

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)

0.40 gpt	256,483	0.71	0.12	300,367	0.62	0.13	556,850	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.

0.40 gpt	–	5.853	674	–	5.986	888	–	11.839	1,562

     The inferred mineral resource, based on an off-site smelter process (0.4 grams per tonne gold equivalent cut-off), is estimated at 121.0 million tonnes containing 0.590 grams gold per tonne and 0.12% copper, or 2.28 million ounces of gold and 316 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per ounce gold and $1.15 per pound copper.

MINERAL RESERVE ESTIMATE

     The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(millions)	(millions)	(millions)	(millions)	Ratio

Proven	237.7	0.71	0.12	5.429	643
Probable	245.1	0.61	0.14	4.800	746

Total	482.8	0.66	0.13	10.229	1,389	1,080.3	1,563.1	2.24

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of $470 per ounce gold and $1.35 per pound copper and an internal revenue cut-off of $3.54 per tonne for hard rock and $3.74 per tonne for saprolite material.

PROJECT WORK TO DATE

     Nearly $300 million has been committed for Brisas since we acquired it in 1992- approximately $225 million has been expended (including capitalized costs recorded in the Consolidated Balance Sheet and operating costs in support of our Venezuelan operations recorded in the Consolidated Statement of Operations) and approximately $75 million remains contractually committed for equipment. The costs expended include property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report which was most recently updated in March 2008.

     In mid 2007 we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, semi autogenous grinding (SAG) and ball mills and other related processing equipment totaling approximately $64 million, mill motors totaling approximately $36 million, construction equipment totaling approximately $12 million and various other equipment totaling approximately $13 million. SNC-Lavalin of Toronto and its international affiliate provided the Engineering and Procurement (EP) and Construction Management (CM) services for Brisas. Detailed engineering for Brisas was approximately 85% complete at the date of this report. As of May 2008, the Company has temporarily suspended the detailed engineering work being performed by SNC.

     The Company continues its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. We have completed the construction of a medical facility, construction of a computer and internet center, refurbishment and expansion of a local school and a community liaison commission facility, and the construction of new recreational and sport facilities and continue to maintain the ongoing expenditures associated with these facilities, including the Brisas Community Sport Program whereby over 800 children actively participate in daily supervised activities. Our efforts have received a very favorable response and support from the local communities. The Company continues its open dialogue with the local and surrounding communities and continues to advance its proposal to MIBAM to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives, which includes local small miners and encompasses technical assistance and training to explore and minimize the impact of small miners to the environment as well as their integration into the formal economy.

     In late 2007 a Community Liaison Commission for the Brisas Project was created with representatives from each of the Community Counsels for the 21 local and surrounding communities, the Construction Union, the Heavy Machinery Union, the local Chamber of Commerce, MIBAM, the Mayor’s office and SNC Lavalin. The main objective of this commission is to deal with matters that may impact the normal development of the project, be an important entity to solve other problems and to bring Indigenous and Creole communities together. The Community Counsel recently publically expressed their full support of the Brisas Project.

     The Company continues ongoing monitoring of environmental parameters including monthly air and water quality studies, climate and hydrological information and biodiversity assessments. We continue to focus on our strong biodiversity platform working with Conservation International, as well as participating in the biodiversity offset initiative developed by the efforts of the Business and Biodiversity Offsets Program- a collaboration of leading international NGOs, governments, businesses and communities. The Company is also working with the Venezuelan Fundacion para el Desarrollo Sostenible- Foundation for Sustainable Development (FDS) helping to launch programs in the Brisas project area on malaria prevention and control, sustainable agriculture for local communities, creation of ecotourism and several other initiatives.

     Management is evaluating the Company’s social programs now in place and will implement a cost reduction and containment program based on the ultimate resolution of the MinAmb revocation of the Permit to Affect.

CHOCO 5 PROPERTY

     The Choco 5 property is located in the State of Bolivar, Guayana region. The property is a 5,000 hectare parcel located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao gold mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni River, near Puerto Ordaz, is connected to El Callao with a 400 kv power line running through the Choco 4 property which is contiguous to our Choco 5 property. The El Callao mining district is an area with considerable mining activity for the past 125 years.

     Since acquiring the property, the Company has invested approximately $1.5 million on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry, mapping, geomorphological study, drilling and assaying.

     During 2007, we conducted a diamond drill program of 16 holes totaling approximately 3,200 meters, a geophysical survey involving 43 km of survey lines totaling approximately 2,620 samples and collected 360 soil geochemical samples. Cost incurred in 2007 was approximately $500,000.

     The Company has reduced its exploration activities on Choco 5 until it receives clarification regarding new mining rules and regulations.

Financial Overview Forward-Looking Statements

     The information presented or incorporated by reference in this report contains both historical information and forward-looking statements (including within the meaning of the Securities Act (Ontario), Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of Brisas; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning Brisas prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at Brisas (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” in our Annual Information Form.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

Overview

     The following discussion of our financial position as of June 30, 2008 and results of operations for the three and six months ended June 30, 2008 and 2007 should be read in conjunction with our unaudited interim consolidated financial statements and related notes, included therein.

     Our consolidated financial statements are prepared in U.S. dollars in accordance with generally accepted accounting principles (“GAAP”) in Canada. Those financial statements together with the management’s discussion and analysis, dated August 12, 2008, are intended to provide investors with a reasonable basis for assessing our financial performance as well as certain forward-looking statements relating to our potential future performance. Additional information can be found at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

     The Company is engaged in the business of exploration and development of mining projects. We are presently focusing our management and financial resources on the Brisas gold and copper project (“Brisas”), located in Bolivar State, Venezuela. We have no commercial production at this time. As a result, we have not recorded revenue or cash flows from our mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue until Brisas is fully constructed and put into commercial production. We have historically financed our operations through the sale of common stock, convertible notes and other equity securities.

     As noted above, in May 2008, the Company received notification from the Venezuelan Ministry of Environment (“MinAmb”) of its decision to revoke the 2007 Authorization to Affect. The Company filed an appeal with the Minster of MinAmb which outlined the factual flaws referenced in the revocation and requested that the Minister reinstate the Company’s Permit to Affect.

     We believe the revocation by MinAmb not only conflicts with the rights granted to the Company’s Venezuelan subsidiary under the previously issued Authorization to Affect, it conflicts with what we believe to be the Government’s desire to diminish and contain the irrational and environmentally damaging mining activities of the small and/or illegal miners in nearby areas as well as the interests of the 21 local communities who have publically expressed their full support of the Brisas Project, which adheres to the technical, social and environmental standards of the Equator Principles.

     MinAmb officals have indicated that their primary concerns relate to enhancing the social projects and programs planned for the area and minimizing environmental degradation. MIBAM officials have indicated that they support the combined development of the Brisas and Las Cristinas projects, requested our assistance in facilitating the combined development and expressed the Governments desire to have an interest in the resulting combined project. The Company has not participated in any definitive discussions regarding MinAmb and MIBAM’s concerns and interest related to the projects. As of the date of this report, the Company has not been able to confirm how the Government wishes to proceed regarding the development of Brisas either on a stand-alone or combined basis.

     We continue to believe that the Brisas Project could be a participant in crafting the solution to the issues identified by MinAmb and MIBAM that the local area is faced with. During 2008 as in the past, at the request of MinAmb and MIBAM, we have made a number of proposals to assist the Government in the resolution of these issues.

     Our plan is to develop Brisas, constructing the largest gold and copper project in Venezuela and directly create over 1,000 jobs, with an investment during the life of the mine of over $1 billion. We remain committed to the economic and social development of Brisas in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     As of August 12, 2008, we had the following shares, equity units, share purchase options and senior subordinated convertible notes issued:

Class A common shares	55,761,192
Equity units [1]	1,071,599
Class A common share purchase options [2]	4,180,006
5.50% Senior Subordinated Convertible Notes [3]	-

1)	An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

2)	Exercisable for Class A common shares on a one-to-one basis at between $0.72 and $5.36 per share.

3)	$103,500,000 aggregate principal amount outstanding as at August 12, 2008. The Senior Subordinated Convertible Notes are convertible at the option of the holder at any time prior to maturity at an initial conversion rate of 132.626 Class A common shares per $1,000 principal amount of the notes, subject to adjustment. See Note 9 to our unaudited interim consolidated financial statements for the quarter ended June 30, 2008.

Liquidity and Capital Resources

     Our total financial resources, which include cash and cash equivalents, restricted cash and marketable securities, decreased approximately $35.1 million (net) from December 31, 2007 to approximately $116.6 million as of June 30, 2008.

     The current operating plan, which was approved by MIBAM in 2003, assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E., Richard Addison, P.E. and Bart Stone, C.P.G. of Pincock, Allen & Holt.

      The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) is estimated at 2.24:1.

     The estimated initial capital cost to construct and place Brisas into production totals $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. There can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

Investing Activities

     As a result of the May 2008 notification from MinAmb revoking the Authorization to Affect, we have suspended the detailed engineering by SNC Lavalin and terminated further capital expenditures with respect to Brisas. We previously placed orders related to initial capital costs totaling approximately $125.3 million, of which we have paid approximately $50.3 million. See commitments below.

     As a result of the delays in the development of Brisas and the uncertainty of the future time schedule, management is evaluating the sale of all or a portion of the equipment that is being manufactured for Brisas. Management has identified a number of options which would reduce the Company’s financial risk going forward including the implementation of a cost reduction and containment program to slow down and reduce operational expenditures. The Company has not concluded on a specific course of action for Brisas. Any decision in this regard will be influenced by the Company’s intent to maintain a strong financial position while maintaining maximum flexibility to proceed with the development of Brisas should the situation in Venezuela be resolved. We remain committed to build the largest gold and copper projects in Venezuela and directly create over 1,000 jobs.

     The Company retains its concession rights, holds an operating plan approved by the Ministry of Energy and Mines in 2003, the predecessor to the current MIBAM, holds an Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (the “ESIA”) approved by MinAmb in early 2007, and is in receipt of accreditation letters of technical compliance for all of the properties that comprise Brisas from MIBAM in the third quarter of 2007. As a result the Company has no current plans to adjust the future carrying value of capitalized costs associated with the development of Brisas. It is unclear how future actions by the Government will effect operations or impair the carrying value of the capitalized costs associated with Brisas. The Company is working with various government officials to resolve this matter and the ultimate resolution, if unfavorable, could result in a material impairment in the carrying value of the amounts recorded as property, plant and equipment, which totaled $161.3 million at June 30, 2008.

     Our significant investing activities during the six months ended June 30, 2008 included, on a net basis, the sale of marketable securities of approximately $1.2 million, and the purchase of property, plant and equipment of approximately $33 million. Capitalized development costs incurred on Brisas represent the majority of the amount invested in property, plant and equipment.

Financing Activities

     In May 2007 we completed the sale of $103.5 million aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 and 13,762,300 Class A common shares at $5.80 per share (Cdn$6.42 per share) for net proceeds to the Company of approximately $173 million after deducting underwriting fees and offering expenses.

     Accounting standards require the Company to allocate the proceeds from the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The equity portion of the notes was estimated, using the residual value method, at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest method over the term of the notes, with the resulting charge recorded as interest expense which has been capitalized.

     As of August 12, 2008 we held approximately $106 million in cash, restricted cash and investments. Of this amount, approximately $40 million is restricted cash as required by a letter of credit providing security on the company’s commitment to purchase certain equipment. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund our activities through 2009 (excluding substantial Brisas construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the resolution of the MinAmb revocation of the Authorization to Affect, the actual timetable of our future work plans, our evaluation of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper.

Contractual Obligations

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of June 30, 2008:

			Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible Notes[1]	$ 183,195,000	$ 5,692,500	$ 11,385,000	$ 11,385,000	$ 154,732,500
Equipment Contracts[2]	74,940,496	43,047,571	31,892,925
Other[3]	244,270	244,270

Total	$ 258,379,766	$ 48,984,341	$ 43,277,925	$ 11,385,000	$ 154,732,500

[1]	In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes pay interest semi-annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

[2]	The Company has placed orders totaling $125.3 million for the fabrication of processing equipment, Caterpillar equipment and other mining equipment and related engineering. As of June 30, 2008 the Company has made payments on these contracts of $50.3 million.

[3]	The Company has leasing and financing agreements which expire or are cancelable within one year.

Results of Operations

     Our results of operation are a product of operating expenses, primarily related to the development of Brisas, net of investment income. Consolidated net loss for the three and six months ended June 30, 2008 amounted to $4.0 million and $ 6.6 million or $0.07 and $0.12 per share compared to consolidated net loss of $1.3 million and $4.1 million or $0.03 and $0.09 per share, respectively, for the same periods in 2007.

     Other income for the three and six month periods ended June 30, 2008 decreased by approximately $2.4 million and $1.9 million, respectively over the comparable periods in 2007. In the three month period the change was due to a decrease in interest income, foreign currency gain and gain on sale of marketable securities of $0.6 million, $1.1 million and $0.7 million, respectively. Interest income decreased as a result of both lower levels of invested cash and lower rates of return, foreign currency income in 2007 was a result of fluctuation in the Canadian Dollar compared to the US Dollar and gain on the sale of marketable securities in 2007 was a result of management’s decision to realize gains during the period. In the six month period the change was due to a reduction in foreign currency gain and gain on sale of marketable securities partially offset by an increase in interest income.

     Total expense for the three and six month periods ended June 30, 2008 was substantially the same as the comparable periods in 2007 increasing on a net basis by $0.3 million and $0.6 million, respectively.

Selected Quarterly Financial Data (Unaudited)

     The quarterly results shown below generally reflect the fluctuation of cash balances available for investment, infrequent investment gains and increasing costs associated with the development and financing of Brisas including personnel costs, investor relations and consultant fees.

     The decrease in other income in the quarter ended 3/31/2007 was consistent with declining levels of invested cash from previous quarters. The increase in other income in the quarter ended and 6/30/2007 was generally due to income on higher levels of invested cash and for the quarter ended 9/30/2007 generally due to gain on sale of marketable securities.

     Through the third quarter of 2007, the Company re-measured its Bolivar denominated transactions at the official exchange rate of Bs. 2,150/$. In the fourth quarter of 2007, based on guidance from the AICPA’s International Practices Task Force, the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, the Company used the average rate in the parallel market to re-measure all 2007 Bolivar transactions and at December 31, 2007 used the parallel rate to translate Bolivar denominated monetary items. This change had the effect in the fourth quarter 2007 of reducing the gain previously reported as Other Income on the conversion of dollars to Bolivars.

The decrease in other income for the quarter ended 6/30/08 was primarily due to lower levels and rates of returns on invested cash.

     Fluctuations in Net Income (loss) over the quarters presented are consistent with the impact of changes in levels of invested cash and sale of investments as discussed above offset by on-going costs associated with development of Brisas. The increase in net loss for the quarter ended 12/31/06 is further attributable to an increase in foreign currency loss. The net loss in the fourth quarter 2007 was a result of the currency translation noted above as well as a non-cash charge related to stock option compensation and salary adjustments.

(Unaudited)
Quarter ended	6/30/2008	3/31/2008	12/31/2007	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06

Other Income	$768,414	$1,251,136	$ (217,816)	$4,149,659	$1,894,117	$805,620	$1,417,955	$1,119,412
Net income (loss)
before tax	(3,970,866)	(2,667,616)	(8,596,566)	767,375	(1,252,054)	(2,871,675)	(4,873,662)	(2,317,115)
Per share	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)
Diluted	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)
Net income (loss)	(3,972,395)	(2,670,863)	(8,842,316)	560,392	(1,254,600)	(2,874,969)	(5,057,977)	(2,501,572)
Per share	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)
Diluted	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)

Off-Balance Sheet Arrangements

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at June 30, 2008 and December 31, 2007 which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at June 30, 2008 and December 31, 2007. In addition, MGC Ventures owned 280,000 common shares of Great Basin at June 30, 2008 and December 31, 2007. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at June 30, 2008 and December 31, 2007, which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at June 30, 2008 and December 31, 2007. Great Basin also owned 170,800 common shares of MGC Ventures at June 30, 2008 and December 31, 2007. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Critical Accounting Estimates

     Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of Brisas, mineral reserve and resource estimates, stock-based compensation, expected life of convertible notes, tax calculations and contingencies. We have reviewed the development and selection of our critical accounting estimates with our Audit Committee with which has concurred. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Substantially all of our investment in property, plant and equipment represents amounts invested in Brisas located in Venezuela. Our capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, our current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals.

     Notwithstanding the May 2008 decision by MinAmb to revoke the 2007 Authorization to Affect at Brisas, the Company retains its concession rights, holds an operating plan approved by the Ministry of Energy and Mines in 2003 (the predecessor to the current MIBAM) holds an Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (the “ESIA”) approved by MinAmb in early 2007, and is in receipt of accreditation letters of technical compliance for all of the properties that comprise Brisas from MIBAM in the third quarter of 2007.

     As a result the Company has no current plans to adjust the future carrying value of capitalized costs associated with the development of Brisas or the estimated accretion period of the convertible notes. It is unclear how future actions by the Government will effect operations or impair the carrying value of the capitalized costs associated with Brisas. The Company is working with various government officials to resolve this matter and the ultimate resolution, if unfavorable, could result in a material impairment in the carrying value of the amounts recorded as property, plant and equipment, which totaled $161.3 million at June 30, 2008. See our Annual Information Form for further discussion of risk factors.

     The fair value of the debt component of the Company’s convertible notes is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders.

     We operate and file tax returns in a number of jurisdictions. The preparation of such tax filings requires judgment, the use of assumptions and interpretation of various tax laws. Accordingly, the amounts reported could vary in the future.

Significant Accounting Policies

     Our accounting policies are described in Note 1 of the consolidated financial statements contained in our Annual Information Form for the year ended December 31, 2007, except for the new accounting policies adopted in the six month period ended June 30, 2008, which are disclosed in Note 2 of the June 30, 2008 unaudited interim consolidated financial statements. The more significant accounting policies are as follows:

Financial Instruments. Effective January 1, 2008, the Company adopted CICA Section 3862. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Stock Based Compensation. We use the fair value method of accounting for stock options granted to employees and directors. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties which are abandoned are written-off and properties determined to be impaired are written-down to the estimated fair value. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Measurement Uncertainty. At June 30, 2008, the valuation and future recovery of nearly all of our non-cash assets are subject to uncertainties and future events related to our primary mining asset, the Brisas Project, located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labor and economic developments, unrest, currency and exchange controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement. One or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s estimate of current mineral reserves and resources which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. In addition, the Company records value-added tax payments as a non-current asset based on the assumption that these amounts will be recoverable when the Brisas Project begins production. These assumptions and estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property, plant and equipment and other assets. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires judgment, the use of assumptions and the interpretation of various tax laws. Accordingly, the amounts reported could vary in the future.

Internal Control over Financial Reporting

     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management believes that internal controls over financial reporting no matter how well conceived and operated, can only provide reasonable assurance that their objectives are met. There have been no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Measures

     We believe references in this report to cash costs per ounce (a non-GAAP measure of performance) enable certain investors to better understand Brisas’ potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

EXHIBIT 99.3 Chief Executive Officer’s Certification of Interim Filings Date: August 12, 2008

I, Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/	Rockne J. Timm
Rockne J. Timm
Chief Executive Officer

EXHIBIT 99.4 Chief Financial Officer’s Certification of Interim Filings Date: August 12, 2008

I, Robert A. McGuinness, Chief Financial Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/	Robert A. McGuinness
Robert A. McGuinness
Chief Financial Officer